UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	FITCH Revises Israel Chemicals’ Outlook to Positive; Affirms Rating at BBB-

Item 1

FITCH Revises Israel Chemicals’ Outlook to Positive; Affirms Rating at BBB-

The Company hereby reports that FITCH has revised the Company’s Outlook to Positive from Stable, while reaffirming its Long-term Issuer Default Rating at BBB-. FITCH has also affirmed the senior unsecured rating of ICL’s $184 million outstanding 4.5% senior unsecured notes due 2024 and $600 million 6.375% senior unsecured notes due 2038 at BBB-.

The FITCH report is attached.

7/17/2019 Press Release IMAGE OMITTED Fitch Revises Israel Chemicals' Outlook to Positive; Affirms at 'BBB-' Fitch Ratings - London - 17 July 2019: Fitch Ratings has revised Israel Chemicals Ltd.'s (ICL) Outlook to Positive from Stable, while affirming its Long-Term Issuer Default Rating (IDR) at 'BBB-'. Fitch has also affirmed the senior unsecured rating of ICL's USD184 million outstanding 4.5% senior unsecured notes due 2024 and USD600 million 6.375% senior unsecured notes due 2038 at 'BBB-'. The Positive Outlook reflects a faster deleveraging than anticipated under our previous base case and our view that ICL will maintain funds from operations (FFO) adjusted net leverage below our 2.5x positive sensitivity over the next three years on the back of lower debt levels, stable EBITDA generation and modest capex and dividends. ICL's IDR incorporates a business profile commensurate with a 'BBB' rating, underpinned by its large-scale cost-competitive potash operations, diversification into non-agriculture end-markets, leading market position and cost leadership in bromine, and strong geographical footprint. The headroom under the 2.5x net leverage sensitivity remains limited and could come under pressure if the reduction in fertiliser prices is materially greater than we assume under our current base case. Upsides include improved underlying profitability in the Spanish and Chinese operations on the back of the successful completion of the capex plans and enhanced working capital management. Key Rating Drivers Deleveraging In Line with Strategy: ICL repaid USD959 million of debt between end-2016 and end-2018, in line with its plan to divest low synergy businesses and reduce debt ratios, and FFO adjusted net leverage fell to 2.4x from 4.0x. In 2017, the deleveraging was achieved through the use of USD174 million of free cash flow (FCF) and disposals of equity investments. In 2018, ICL paid down an additional USD785 million of borrowings using proceeds of the USD1 billion sale of its 'fire safety and oil additives' business. While this had been anticipated in our previous base case, leverage came below our 2.8x forecast at end-2018 aided by favourable market conditions in both the fertilisers and specialty chemicals segments. Our rating case forecasts net leverage sustained below our 2.5x positive guideline over the next three years on the back of modest capex and dividend requirements and despite supply-driven pricing pressure in fertilisers. Price Improvements Support 2018 Performance: FFO was USD943 million in 2018 compared with our previous forecast of USD760 million. EBITDA margin improved from 19.2% to 20.8% compared with the erosion to 18.2% that we had expected. This was primarily attributable to stronger prices, particularly in the potash segment, where 2018 was marked by idle/suspended capacities, slower-than-expected ramp-up for greenfield projects and robust demand across most regions. Margins were also aided by the shift to profitability in the group's Spanish potash operations and Chinese consolidated phosphate joint venture (JV) and the transition of the UK Boulby mine into polysulphate products. Our base case assumes some pricing pressure in potash as significant additional capacities ramp up over the coming years, notably by EuroChem Group AG (BB/Stable) with two potash projects in Russia and K+S's Legacy project in Canada. Specialty Chemicals Remain Strong: ICL's specialty chemicals segments accounted for more than half of its operating profit in 2018 after the disposal of the fire and oil additives business. The latter was less operationally integrated into the rest of ICL's specialty portfolio and had fairly volatile revenues. We expect the remaining businesses to continue delivering strong performance. ICL has the leading market and cost position globally in bromine underpinned by its strategic location in the Dead Sea. We also expect growth in specialty products to be supported by the group's investments in China. Further Developments in Phosphate Solutions Division: We expect ongoing investments in ICL's JV in China, to support further growth in phosphate-based fertilisers sales. The JV became marginally profitable in 2018 on the back of cost restructuring exercises and we expect further improvements. ICL's aim to change the product mix towards more value-added specialty products should be enhanced by a new white acid plant starting production in the first half of 2020. Possible Challenges in Polyhalite Market: Sirius's (NR) polyhalite mine project of 10 million of tons capacity could enter active investment phase by the end of 2019 as it is raising funds, with first polyhalite expected in 2021. If successful, this project would challenge ICL's leading market position and competitive advantage in the polyhalite market, and would represent a significant disruption in the low-chloride potash fertilisers market. ICL is the only producer of polyhalite in the world, a very niche market that generated USD40 million of sales in 2018. The company fully switched its UK production to polysulphate in 2018 as potash reserves depleted and expects full ramp-up to 1 million tons capacity by end-2020. Manageable Working Capital: While the higher prices supported ICL's 2018 FFO, they also translated into materially higher trade receivables and inventories than anticipated, with a working capital outflow of USD321 million in 2018 and CFO at USD622 million compared with

7/17/2019 Press Release

our previous forecast of USD728 million. We expect working capital requirements to return to lower levels in our forecasts, which should be partly supported the group's net working capital optimisation project as well as the decline expected in potash prices.

Capex Focused on Efficiency and Maintenance: We expect ICL to maintain annual capex at about USD660 million over 2019-2022, though most of these investments should not lead to any significant increase in production capacity. Major projects include efficiency-focused logistic and consolidation initiatives in Spain, and maintenance projects in the Dead Sea with a salt harvest project and a new pump station. Projects related to environmental regulation also account for a significant part of projected capex.

Headroom for Bolt-on M&A: The 'BBB-' rating offers some headroom for potential bolt-on M&A activities in the specialty segment. However, the 2.5x leverage guideline for an upgrade is only marginally higher than the 2.3x-2.4x leverage range forecast under our rating case leaving a cushion of USD100 million-USD200 million for further acquisitions over 2019-2022, unless more favourable than expected market conditions or compensating divestments support cash flow generation.

Derivation Summary

ICL's business profile is a combination of fairly volatile fertiliser and resilient specialty chemicals segments. ICL's fertilisers portfolio has a higher exposure to specialty fertilisers, comparable margins but smaller scale than its US fertiliser peer The Mosaic Company (last rating of BBB-/Stable was affirmed and withdrawn on 11 January 2019), and weaker cost positioning across its fertiliser products than its EMEA peers PJSC PhosAgro (BBB-/Stable) and OCP S.A. (BBB-/Stable). ICL's diversification across fertilisers and non-agro chemicals is similar to OCI N.V.'s (BB/Stable) whose portfolio is split between nitrogen-based fertilisers and industrial chemicals. OCI's exhibits higher margins than ICL's owing to access to low-cost feedstock in the US and north Africa but its credit profile is constrained by its high leverage.

Key Assumptions

Fitch's Key Assumptions within Our Rating Case for the Issuer:

- Commodity fertiliser pricing aligned with Fitch's global fertiliser price assumptions (except in 2019, when pricing also reflects actual performance in the potash segment), with a progressive decline of ICL's realised potash price from USD285 a ton in 2019 to USD235 a ton in 2022 and ICL's phosphate realised prices of around USD460 a ton on average;

https://www.fitchratings.com/site/pr/10082668 3/8

Potash division to maintain operating margin at 22% on average and partly supported by savings from efficiency projects in Spain; Phosphate Solutions division to maintain operating margin at 10% on average, partly supported by investments in the Chinese JV; Industrial Products volumes to track global GDP growth with stable margins at around 25%; Annual capex of USD660 million on average and dividend payouts at 50%; No further M&A activities. RATING SENSITIVITIES Developments that May, Individually or Collectively, Lead to Positive Rating Action Positive FCF translating into FFO adjusted net leverage sustained below 2.5x. Developments that May, Individually or Collectively, Lead to Negative Rating Action Stable Outlook: FFO adjusted net leverage sustained between 2.5x and 3.5x. Negative Outlook or Downgrade: Negative FCF leading to FFO adjusted net leverage above 3.5x. Market pressure leading to sustained margin deterioration with the EBITDAR margin falling below 15%. Liquidity and Debt Structure Undrawn Facilities Support Strong Liquidity: ICL's liquidity was strong at end-March 2019, supported by committed undrawn credit lines of USD1,030 million and cash balances of USD183 million which comfortably cover short-term debt of USD638 million (including USD347 million under the receivables securitisation facility). Fitch expects ICL to maintain its healthy debt maturity profile underpinned by its proven access to long-term funding from international financial institutions and public debt markets.

Summary of Financial Adjustments RATING ACTIONS ENTITY/DEBT RATING PRIOR Israel Chemicals Ltd. LT IDR BBB- IMAGE OMITTED Affirmed BBB- IMAGE OMITTED senior unsecured LT BBB- Affirmed BBB- Additional information is available on www.fitchratings.com FITCH RATINGS ANALYSTS Primary Rating Analyst Myriam Affri Senior Director +44 20 3530 1919 Fitch Ratings Ltd 30 North Colonnade, Canary Wharf London E14 5GN Secondary Rating Analyst Laurent Vergnault Senior Analyst +44 20 3530 1842 Committee Chairperson Dmitry Marinchenko Senior Director +44 20 3530 1056 MEDIA CONTACTS Adrian Simpson London +44 20 3530 1010 adrian.simpson@thefitchgroup.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: July 17, 2019